FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 2 68279

RICOH COMPANY, LTD.
(Translation of Registrants name into English)

15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd.
(Registrant)

By:  /S/  Zenji Miura
Zenji Miura
Senior Vice President

January 23, 2003

(Translation)

January 23, 2003

To Whom It May Concern:

Contact Information:
Ricoh Company, Ltd.
PR Department
Takanobu Matsunami, General Manager
Tel: 03-5411-4511

Return of the Substitute Portion of the Employee’s Pension Plan

Pursuant to the newly enacted Defined Payment Corporate Pension Act, Ricoh Company, Ltd. (“Ricoh”) obtained from the Minister of Health, Labor and Welfare, as of January 1, 2003, an exemption from the obligation to make future payments with respect to the substitute portion of the Ricoh Employee’s Pension Plan.

Ricoh does not intend to apply the interim measure set forth in the “Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)” (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13, Item 47-2). If Ricoh were to apply the interim measure provided for in this Item 47-2, the amount to be recorded as an extraordinary profit by Ricoh itself would be approximately 21.9 billion yen. However, due to certain factors, including the future performance of the plan assets and the fact that the formula by which the amount to be returned to the Japanese Government shall be calculated is still tentative at this time, the actual effect of this return on Ricoh’s profits and losses may fluctuate. Further, the effect of this return on Ricoh’s consolidated profits and losses cannot be determined at this time since the treatment of the release from the retirement benefit obligations relating to the substitute portion is yet to be determined under U.S. generally accepted accounting principles (U.S. GAAP) which Ricoh utilizes.